STRASBURGER & PRICE, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
512-499-3600
www.strasburger.com

September 23, 2015

VIA EDGAR
and FEDERAL EXPRESS

Jennifer Gowetski
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Rich Uncles REIT, Inc.
Registration Statement on Form S-11
Filed July 15, 2015
File No. 333-205684

Dear Ms. Gowetski:

On behalf of our client, Rich Uncles REIT, Inc., we are responding to your letter dated August 11, 2015, regarding the referenced registration statement.  On September 9, 2015, the Company filed Pre-Effective Amendment No. 1 to its Form S-11 containing revisions responding to your comments.  Responses in this letter refer to that amendment.  We enclose five copies of Amendment No. 1, marked to show changes from the original S-11 filing made on July 15, 2015 and keyed to comments.

The following numbered responses in this letter correspond to the numbered comments in your August 11 letter.  Page references are to the Form S-11/A as filed with the Commission on September 9 via EDGAR.

General

1.
We note your disclosure on the cover page and under “Risk Factors” that you are a blind pool as you have not identified any properties to acquire with the net proceeds of this offering.  Accordingly, please provide the disclosure required by Industry Guide 5, as applicable.  See Securities Act Release 33-6900 (June 17, 1991).  In particular, please provide appropriate disclosure relating to prior performance, including prior performance tables and narrative disclosure regarding material adverse business developments.

Response: We will file the Company’s track record disclosure in a separate amendment on Form S-11/A.

2.
We note your disclosure on the cover page that you will offer these shares indefinitely.  We further note that you are offering the securities on a continuous basis pursuant to Rule 415 under the Securities Act of 1933.  Please tell us how your intention to offer these shares indefinitely complies with Rule 415(a)(5) or revise to provide the date on which your offering will terminate.  In addition, please revise your disclosure throughout, including a cover page risk factor, to state that you are not required to ever provide a liquidity event and does not intend to provide a liquidity event or advise.

Response:  See Cover page and pages 2 and 9.  We revised the prospectus to include a termination date of the offering two years from the commencement of the offering. See Cover page.  We have also revised the prospectus to include the risk that the Company is not required to provide a liquidity event and do not intend to provide one.

3.
Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including, if applicable, sales literature intended for broker-dealer use only.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.  For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

Response: We will provide this material supplementally as it is prepared.

4.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We will provide this material supplementally as it is prepared.

5.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: We will provide this material supplementally as it is prepared.

6.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc.  (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc.  (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:  The terms of the Company’s share repurchase program (the “Repurchase Program”) are disclosed in the Registration Statement, as revised in connection with this response to the Commission’s Letter dated August 11, 2015. The Company, with the assistance of counsel, has analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its Repurchase Program. The Company believes that the Repurchase Program is consistent with the relief granted by the Division of Corporate Finance in prior no-action letters and that its purchases of common stock from stockholders under its Repurchase Program would not constitute an issuer tender offer within the meaning of Rule 13e-4 or Regulation 14E.

The Commission’s Division of Corporate Finance has previously not recommended that the Commission take enforcement action under Rule 13e-4 and Regulation 14E with respect to repurchases made under the repurchase programs of non-listed REITs programs that allow investors to make repurchase requests on a periodic (such as monthly or quarterly) basis.  The Company believes that its share Repurchase Program is similar to programs of other companies for which the Commission has granted no-action relief regarding the issuer tender offer rules of Rule 13e-4 and the rules regarding the conduct of tender offers in Regulation 14E.

Pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) of the Exchange Act is required, in connection with any tender offer for its own equity securities, to make certain disclosures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers.  Regulation 14E provides for rules regarding the conduct of tender offers, if a purchaser is engaged in a tender offer.

As provided in SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 950 (9th Cir. 1985),  the following eight factors are applied to determine whether a purchase of shares constitutes a “tender offer”: (i) the presence of active and widespread solicitation of public stockholders for the shares of an issuer; (ii) the solicitation is made for a substantial percentage of the issuer’s stock; (iii) the offer to purchase is made at a premium over the prevailing market price; (iv) the terms of the offer are firm, rather than negotiable; (v) the offer is contingent on the tender of a fixed number of shares; (vi) the offer is open only for a limited period of time; (vii) the offeree is subjected to pressure to sell; and (viii) there is a public announcement of an acquisition program prior to the accumulation of stock by a purchaser followed by a rapid accumulation of a large amount of securities.  These factors are generally attributable to Wellman v. Dickinson, 475 F. Supp. 783 (C.D. Cal. 1979).

(i) The presence of active and widespread solicitation of public stockholders for the shares of an issuer:

The Company will not engage in active and widespread solicitation for stockholders to participate in the Repurchase Program.  Information regarding the Repurchase Program is provided in the Registration Statement, as required by the Securities Act of 1933, to make stockholders aware of the existence of the Repurchase Program. However, the Company will not solicit or encourage stockholders to participate in the Repurchase Program.

(ii) The solicitation is made for a substantial percentage of the issuer’s stock:

This factor is often addressed through the first and eighth factors. The Company will not solicit or encourage the participation of any stockholder in the Repurchase Program, and there is no particular percentage of stock that the Company is expected to purchase through the Repurchase Program. There are limits in the Repurchase Program on the Company’s ability to repurchase shares. Specifically, the Company may not purchase shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. In addition, purchases made under the Repurchase Program will be limited by the Company’s sources of capital. Finally, the purpose of the Repurchase Program is not for the Company to acquire a substantial percentage of its own securities. The Company intends to raise capital through public offerings and invest the net proceeds in real estate assets. The Repurchase Program is being instituted solely to provide stockholders of the Company with a vehicle through which they can liquidate a portion of their investment in the Company’s common stock, in light of the fact that there is no public secondary trading market for the shares and the Company does not anticipate that a secondary trading market will develop.

(iii) The offer to purchase is made at a premium over the prevailing market price:

There is no public secondary trading market for the Company’s shares and the Company does not anticipate that a secondary trading market will develop.  The Repurchase Program will be terminated if the Company’s shares are listed on a national securities exchange, included for quotation on a national securities market or if a secondary trading market otherwise develops. The Company will utilize an independent valuation firm to calculate the NAV per share of the Company’s shares on an annual basis commencing December 31, 2016.  The Company will report the NAV per share of the common stock in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, in each case as filed with the Commission. The Company will also provide information about its NAV per share on its website (such information may be provided by means of a link to the Company’s public filings on the Commission’s website, www.sec.gov). Shares will be repurchased at a discount to the most recently published NAV (or, if there is no published NAV, $10.00 per share), unless the shares have been held for at least three years, in which case they will be repurchased at a price equal to the most-recently published NAV (or, if there is no published NAV, $10.00 per share). In addition, the Repurchase Program will not purchase shares at a price greater than the then-current public offering price of the common stock at any time that the Company is engaged in a distribution of its common stock (other than a distribution under the Company’s dividend reinvestment program).

(iv) The terms of the offer are firm, rather than negotiable:

The terms of the Repurchase Program are firm.

(v) The offer is contingent on the tender of a fixed number of shares:

The Repurchase Program is not contingent on the tender of a fixed number of shares. If the Company cannot repurchase all shares presented for repurchase in any month because of the limitations on repurchases set forth in the Repurchase Program, then the Company will honor repurchase requests on a pro rata basis, except that if a stockholder has requested that the Company repurchase all of the shares hold by such stockholder and a pro rata repurchase would result in such stockholder owning less than 500 shares, then the Company would repurchase all of such stockholder’s shares.

(vi) The offer is open only for a limited period of time:

The Repurchase Program is open for an indefinite period. The risk of manipulation and pressure to sell associated with tender offers subject to limited time frames are not present in the Repurchase Program.

(vii) The offeree is subjected to pressure to sell:

As noted above, the Company will not solicit or encourage stockholders to participate in the Repurchase Program. The Company will not place upon stockholders any pressure to participate in the Repurchase Program.  The role of the Company in effectuating purchases under the Repurchase Program will be purely ministerial. The Company acknowledges that some features of the Repurchase Program may to a limited extent encourage or pressure a stockholder to tender shares at a particular time. Stockholders must submit a repurchase request no later than the fifth day of a month in order for their shares to be eligible for purchase during the following month. In addition, if the Company cannot repurchase all shares presented for repurchase in any month because of the limitations on repurchases set forth in the Company’s Repurchase Program, the repurchase of any such shares will be delayed until the purchases may be made in compliance with the limitations.  The Company does not believe that these pressures are the types of pressures placed on offerees in a tender offer as contemplated by the Wellman test or for which the Williams Act was intended to address. The limitations in the Repurchase Program may delay the purchase of shares from a stockholder, but will not result in the stockholder being pressured to accept an inadequate price for their shares to avoid the risk of being forced to accept an even lower price at a later date, which is how the pressure to sell arises in connection with a coercive, two-tier tender offer. In addition, the features of the Repurchase Program will be first disclosed to stockholders when they make their initial decision to invest in the Company, rather than at the time of their decision to participate in the Repurchase Program, and any stockholder can withdraw a repurchase request by sending written notice to the administrator of the Repurchase Program, provided such notice is received at least five business days before the repurchase date.

(viii)	There is a public announcement of an acquisition program prior to the accumulation of stock by a purchaser followed by a rapid accumulation of a large amount of securities:

The Company has described the Repurchase Program in the Registration Statement, and the Repurchase Program will be described in registration statements and offering materials for future offerings (if any), and when required in filings with the Commission made pursuant to the Exchange Act. The Company will give notice to the stockholders of any amendments to the Repurchase Program by including such information regarding any amendment  in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, in each case, as publicly filed with the Commission, or in a separate written notice to its stockholders. As noted above, the purpose of the Repurchase Program is not for the Company to rapidly acquire a large amount of its own securities. The Company has no desire to accumulate a large amount of its securities, as the Company’s purpose is to invest in real estate assets. In addition, the Company is restricted from acquiring shares in an amount that would violate the restrictions on distributions under Maryland law or in an amount that would exceed the Company’s resources from its cash reserves, available credit, if any, and proceeds from sales of shares, including sales of shares under the Company’s dividend reinvestment program. The Repurchase Program is being instituted solely to provide stockholders of the Company with a vehicle through which they can liquidate a portion of their investment in the Company’s common stock, in light of the fact that there is no public secondary trading market for the shares and the Company does not anticipate that a secondary trading market will develop. The Company believes that the Repurchase Program is not characteristic of a publicly-announced acquisition program which is followed by a rapid accumulation of a large amount of shares, which may occur when a purchaser is using a tender offer to generate publicity and interest to buy a large amount of stock to effect a change of control of a company in a manner that the tender offer rules are designed to address through regulation.

Not all eight of the above Wellman factors need to be present in order to determine that a purchase of shares constitutes a tender offer, but they provide guidance as to whether a tender offer exists. The Company believes that the only factor of this eight-factor test that suggests the Repurchase Program should be considered to be an issuer tender offer is the fourth factor - the fact that the terms of the Repurchase Program are firm. In Stromfeld v. Great Atlantic & Pacific Tea Company, Inc., 484 F. Supp. 1264 (S.D.N.Y), the court rejected treating as a tender offer, purchases made where only three of the factors were arguably present.

We note that some courts have established that the question of whether a solicitation constitutes a tender offer is dependent upon the totality of the circumstances.  This test looks to all circumstances surrounding the transaction to determine whether the chief objectives of the tender offer regulations and rules are being met, specifically: to remove the element of secrecy and undue pressure associated with such transactions, and to provide shareholders with adequate information to make an informed investment decision in connection therewith. As discussed at length above and below, none of the three objectives will be adversely impacted by the operation of the Repurchase Program outside of the specific requirements of Rule 13e-4 and Regulation 14E.

As the Company has not set a date before which it will liquidate or list its shares for trading, the Company expects that its Repurchase Program will be the only viable option available if a stockholder desires to sell its shares. Therefore, decisions to participate in the Repurchase Program cannot be viewed as “ill-considered” sales. The Registration Statement clearly discloses to potential investors that an investment in the Company is an illiquid investment and, essentially, that the investor should assume that the Company’s Repurchase Program may be its only liquidity option. Likewise, stockholders participating in the Repurchase Program should clearly not be viewed as “ill-informed” regarding the features of the Repurchase Program. The terms of the Repurchase Program are disclosed in detail in the prospectus which each investor must receive before becoming a stockholder in the Company, and the Company will make the terms of the Repurchase Program available to stockholders on its website. Because the Company expects, and discloses, that the Repurchase Program may be the only viable option for stockholders to exit the investment, the Company expects that an investor’s consideration of the Repurchase Program will be material to an investment decision. As explained in detail above, if a stockholder makes a decision to participate in the Repurchase Program, the features of the Repurchase Program and its operation do not result in the risks the protections the Williams Act are intended to protect against.

Based on the above analysis, and with the assistance of advice from the Company’s counsel, the Company believes that the Repurchase Program is consistent with the relief granted by the Division of Corporate Finance in prior no-action letters and that its purchases of common stock from stockholders under its Repurchase Program would not constitute issuer tender offers within the meaning of Rule 13e-4 and Regulation 14E.

The Company’s board of directors may amend the Repurchase Program without stockholder approval upon 30 days’ notice[, provided that the Company may increase or decrease the funding available for the repurchase of shares pursuant to the Repurchase Program upon ten business days’ notice]. The Company will give notice to the stockholders of any amendments to the Repurchase Program by including such information regarding any amendment  in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, in each case, as publicly filed with the Commission, or in a separate written notice to its stockholders. During the distribution period of the shares being registered pursuant to the Registration Statement, the Company will also include this information in a prospectus supplement or post-effective amendment to the Registration Statement, as required under federal securities laws. If the Company proposes to makes any amendment to the Repurchase Program it will, with the assistance of counsel, analyze the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the proposed amended Repurchase Program. If the Company is unable to independently determine that any proposed amendment to the Repurchase Program is consistent with the relief granted by the Division of Corporate Finance in prior no-action letters and that its purchases of common stock from stockholders under the proposed amendments to the Repurchase Program would not constitute an issuer tender offer within the meaning of Rule 13e-4 or Regulation 14E, then the Company will engage in appropriate discussions with the Commission regarding the legal status of such proposed amendment, and, if appropriate, seek appropriate exemptive or “no-action” relief from the Commission.

7.
We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.

Response:  The Company, with the assistance of counsel, has analyzed the application of Regulation M to the Company’s share repurchase program (the “Repurchase Program”) during the offering period of the shares being registered under the Registration Statement (the “Distribution Period”). The Company’s analysis included consideration of whether the Repurchase Program is consistent with the class relief granted by the Commission’s Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP, dated October 22, 2007 (the “Class Exemptive Letter”).

Rule 102(a) of Regulation M prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a then-current distribution.

The terms of the Company’s Repurchase Program are disclosed in the Registration Statement, as revised in connection with this response to the Commission’s Letter dated August 11, 2015. The Repurchase Program contemplates that the Company may purchase shares of the Company’s common stock during the Distribution Period. Absent an exemption from Rule 102 of Regulation M, the Company would be prohibited from purchasing shares of the Company’s common stock during the Distribution Period.

Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions. In the Class Exemptive Letter, the Division of Market Regulation granted an exemption from Rule 102 of Regulation M to permit non-listed REIT’s, such as the Company, “to redeem their common stock under an established share redemption program during the applicable Regulation M restricted period while in a distribution of their common stock.” The relief granted in the Class Exemptive Letter extends to all non-listed REIT’s, such as the Company, that purchase shares of their common stock under an established share redemption program if five conditions are met.  A discussion of these conditions follows.

(i)  There is no trading market for the REIT’s common stock.

The Company meets the first condition in the Class Exemptive Letter. There is no public secondary trading market for the Company’s shares and the Company does not anticipate that a secondary trading market will develop, either during or after the Distribution Period. The Company also believes that it is unlikely that a secondary trading market will develop, unless and until the Company determines to list its shares on a national securities exchange. The Company has no current plans to seek to cause its shares to be listed on any national securities exchange in the near term.

(ii)  The REIT will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the REIT’s common stock develops.

The Company meets the second condition in the Class Exemptive Letter. As stated above, the Company does not anticipate that a secondary trading market for the Company’s common stock will develop, either during or after the Distribution Period. The Company also believes that it is unlikely that a secondary trading market will develop, unless and until the Company determines to list its shares on a national securities exchange, and the Company has no current plans to pursue such a listing. In addition, the Repurchase Program will be terminated if the Company’s shares are listed on a national securities exchange, included for quotation on a national securities market or if a secondary trading market otherwise develops.

(iii)  The REIT purchases shares of its common stock under its share redemption program at a price that does not exceed the then-current public offering price of its common stock.

The Company meets the third condition in the Class Exemptive Letter. In general, shares purchased by the Company pursuant to the Repurchase Program will be purchased at a discount to the most recently published NAV (or, if there is no published NAV, $10.00 per share), unless the shares have been held for at least three years, in which case they will be repurchased at a price equal to the most-recently published NAV (or, if there is no published NAV, $10.00 per share). However, in addition, the Repurchase Program will not purchase shares at a price greater than the then-current public offering price of the common stock at any time that the Company is engaged in a distribution of its common stock (other than a distribution under the Company’s dividend reinvestment program).

(iv)  The share redemption program will be fully disclosed in the REIT’s prospectus.

The Company meets the fourth condition in the Class Exemptive Letter. The terms of the Company’s Repurchase Program are disclosed in the Registration Statement, as revised in connection with this response to the Commission’s Letter dated August 11, 2015, and the Repurchase Program will be described in registration statements and offering materials for future offerings (if any) and when required in filings with the Commission made pursuant to the Exchange Act. As stated above, in general, the purchase price for shares purchased by the Company pursuant to the Repurchase Program will be based on a formula that is tied to the most recently published NAV per share. The Company will utilize an independent valuation firm to update the NAV per share of the Company’s shares on an annual basis commencing December 31, 2016. In order to keep stockholders fully informed on an ongoing basis as to valuations of the NAV per share, the Company will report the NAV per share of the common stock in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, in each case as filed with the Commission. The Company will also provide information about its NAV per share on its website (such information may be provided by means of a link to the Company’s public filings on the Commission’s website, www.sec.gov). Finally, the Company will give notice to its stockholders of any amendments to the Repurchase Program by including such information regarding any amendment in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, in each case, as publicly filed with the Commission, or in a separate written notice to its stockholders.

(v)  Except as otherwise exempted in the Class Exemptive Letter, the REIT shall fully comply with Regulation M.

The Company confirms to the Commission that, except as otherwise exempted in the Class Exemptive Letter, the Company shall fully comply with Regulation M.

Based on the above, the Company believes that the Company’s purchase of shares of the Company’s common stock pursuant to the Repurchase Program during the Distribution Period is consistent with the class relief granted by the Commission’s Division of Market Regulation in the Class Exemptive Letter.

The Company further confirms to the Commission that, as provided in the Class Exemptive Letter, the Company is responsible for compliance with the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, as well as any other provisions of the federal securities laws that are applicable to the Repurchase Program.

8.
We note that your website, www.RichUncles.com, contains several disclosures that appear to relate to an ongoing offering.  Please tell us how your website complies with Section 5 of the Securities Act of 1933.  Please also refer to the Securities Act Rules C&DIs at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.  Please revise your website accordingly.

Response:  The website, RichUncles.com, currently relates only to an intrastate offering of common stock to California residents by Rich Uncles Real Estate Investment Trust I (formerly Nexregen Real Estate Investment Trust I) which has been conducted in compliance with Rule 147.  The shares of common stock being offered on the website have been registered with the California Department of Business Oversight under the California Securities Law of 1967 and are offered only to California residents pursuant to Rule 147 and to non-residents of the United States pursuant to Regulation S. Share of the Company are not being offered on the website.

Upon effectiveness of the registration statement, the Company may offer shares of the Company using a revised the Rich Uncles website which will comply with requirements for an offering registered under the Securities Act of 1933.

9.	Please revise to include in your registration statement disclosure the various factors considered in determining the offering price of your common stock. Refer to Item 505 of Regulation S-K.

Response: See cover page and page 2. We revised the prospectus to state that the offering price has not been established on an independent basis and bears no relationship to the value of our assets.

10.	Please revise to provide the disclosure required by Item 303 of Regulation S-K or advise.

Response:  We have not revised the prospectus to include the disclosure required by Item 303 of Regulation S-K.  Item 303 of Regulation S-K relates to disclosure of Management’s discussion and analysis of financial condition and results of operations.  The Company was formed in May 2015, has not conducted any material operations and its only asset is cash. We advise you that we do not believe that the disclosure required by Item 303 of Regulation S-K would be meaningful to investors, and we believe that any discussion of the Company’s financial condition and results of operations would not contain any material information.

11.	We were unable to locate the disclosures required by Items 103 and 509 of Regulation S-K. Please revise your registration statement to include such disclosures or advise.

Response: The prospectus does not contain the disclosures required by Items 103 and 509 of Regulation S-K and we have not revised the prospectus to include such disclosure. Item 103 of Regulation S-K requires a registrant to briefly describe any material legal proceedings to which the registrant or any of its subsidiaries is a party or of which any of their property is subject. The Company is a newly formed entity, does not have any subsidiaries and has not conducted any material operations. The Company is not a party to any legal proceedings and its property is not the subject of any legal proceedings. Consequently, we advise you that there are not any legal proceedings that require disclosure under Item 103 of Regulation S-K.  Item 509 of Regulation S-K requires a registrant to disclose whether any named experts or counsel for the registrant was employed on a contingent basis or is to receive in connection with the offering a substantial interest in the registrant or any its parents or subsidiaries or was connected to the  registrant or any of its parents or subsidiaries as a promoter, managing underwriter (or any principal underwriter, if there are no managing underwriters) voting trustee, director, officer, or employee. We advise you that no such contingent employment basis, interest or connections exist, and, consequently, no disclosure under Item 509 of Regulation S-K is required to be included in the prospectus.

12.
We note that your disclosure throughout the registration statement appears inconsistent regarding the number of shares of your common stock that are currently outstanding, the timing of your advisor’s purchase of shares of your common stock, the amount of common stock purchased by your advisor and the price paid therefor.  By way of example only, we note the following statements:

•	“Our sponsor, Rich Uncles, LLC, has invested $100,000 to purchase 10,000 shares at the commencement of our primary offering.” Prospectus cover page.
•	“Our sponsor has invested $100,000 in us by purchasing 10,000 shares of our common stock at $10.00 per share.” Page 39
•
“No shares of our common stock are currently issued and outstanding.  Upon the commencement of the offering, our sponsor has agreed to purchase 10,000 shares of our common stock for $10.00 ($100,000.00 total).”  Page 39

Please revise your disclosure throughout the registration statement, including without limitation pages 5, 39 and 75, to be consistent with your financial statements and reconcile these statements.  Additionally, to the extent that your sponsor has already purchased shares of your common stock, please revise your disclosure under “Item 33.  Recent Sales of Unregistered Securities” to disclose this fact and provide the disclosures required by Item 701 of Regulation S-K, including the exemption from registration relied upon for such transaction.

Response:  See cover page and pages 8, 42, 79 and 95.  We have revised the prospectus to consistently state that the sponsor has purchased 10,000 shares of common stock.  We added a section entitled “Recent Sales of Unregistered Securities” to comply with Item 33 of Form S-11.

Prospectus Cover Page

13.	Please revise the disclosure on your cover page to include the Commission legend and any applicable state legends required by Item 501(b)(6) and (7) of Regulation S-K.

Response: See cover page. We added the required disclosure on the cover page.

14.	Please include a statement on your cover page indicating that there is no market for your common stock. Refer to Item 1(b) of Form S-11.

Response: See cover page. We added a statement that there is no market for the Company’s common stock .

Prospectus Summary

15.
Please revise to provide tabular disclosure in the summary of each fee or compensation amount payable to your advisor and its affiliates.  To the extent determinable, please provide separately each fee expected to be paid in the first year based on your targeted leverage.  In future filings that require disclosure pursuant to Item 404 of Regulation S-K, please disclose the amount of fees paid to the advisor by type of fee.

Response: See page 3. We added the tabular fee description to the summary.

16.	Please balance your disclosure in this section with a discussion of the most significant risk factors associated with this offering. Refer to Item 503(c) of Regulation S-K.

Response: See page 2. We added a discussion of the most significant risk factors.

Who is our sponsor, and, what role will it play?, page 1

17.
We note your disclosure on the cover page stating, “our total up-front expenses are significantly less than those of other non-exchange listed public REITs that do pay commissions and fees and, as a consequence, we will be able to invest a significantly higher percentage of the proceeds generated from the sale of our shares into properties, compared to such other non-exchange listed public REITs.”  Please balance your disclosure comparing your up-front expenses to those of other non-exchange listed public REITs with a discussion comparing your operating stage and disposition stage expenses to those of other non-exchange listed public REITs, or advise.

Response: See page 1. We added a disclosure regarding fees during the operating stage to balance the up-front fee disclosure.

Estimated Use of Proceeds

18.
Please revise to quantify in the table the amount of acquisition fees and expenses for both the assumed minimum and maximum amount, identify the different amounts presented and clarify the basis for the minimum amount to be raised in this offering.

Response: See pages 3 and 43. We added estimates of acquisition fees and expenses in both the estimated use of proceeds section and the prospectus summary.

Management

19.	Please provide separate disclosure regarding the significant employees of your advisor. Refer to Item 401(c) of Regulation S-K.

Response: See page 40. The advisor has no significant employees other than its two executives, Mr. Hofer, and Mr. Makler, and we have added a statement to that effect.

Board of Directors

Selection of Our Board of Directors; Independent Directors

20.
We note your disclosure on page 32 that you will have five independent directors, including Mr. Wang.  We further note Mr. Wang is not described as independent in the table on page 33 or in his biography on page 34.  You also state on page 35 under “Director Independence” that you have four independent directors.  Please revise your disclosures to reconcile these statements and clarify whether Mr. Wang is independent.

Response:  See page 38.  Mr. Wang is not an independent director, and we have revised the prospectus to clarify.  We have also reordered the list of executive officers and directors in the table on page 36 and the order their biography so that the biographies of the executive officers and directors are presented in the same order as their names appear in the table on page 36.

Executive Officers and Directors

21.	Please revise your disclosure for each director and executive officer to provide the dates of employment for the past five years. Refer to Item 401(e) of Regulation S-K.

Response: See page 36 – 38. We have revised our disclosures regarding the employment of our directors for the past five years.

Committees of Our Board of Directors

22.
We note your disclosure that your board does not have a separately designated audit committee or other committee that performs similar functions.  Please revise your disclosure to describe who will be responsible for performing the duties that would otherwise be performed by an audit committee, to clarify whether the persons performing such duties will be independent, and to describe such duties.  Refer to Item 407(a) of Regulation S-K.  Additionally, we note your statement on page 35 under “Compensation of Directors” that you “will pay independent directors 100 Company shares for attending each board and audit or conflicts committee meeting.”  Please revise your disclosure to reconcile this statement with your previous statement that you will not have an audit committee.

Response: See page 38. The board has appointed an audit committee, and we have added a description to that effect.

Compensation of Directors

23.
We note that you plan to pay independent directors 100 shares of your common stock for attending each board and committee meeting.  Please advise us whether you expect to pay these shares pursuant to an equity compensation plan and provide disclosure regarding such plan, as applicable.

Response:
The Company does not intend to adopt an employee benefit compensation plan under which the common stock awards will be registered under the Securities Act for resale in the foreseeable future.  We have revised the prospectus to state that the shares they will receive will be restricted shares of common stock and that the company does not presently plan to have the stock registered for resale by the directors.   The directors will, however, be eligible to participate in the share repurchase plan offered by the company.  See page 39.

Conflicts of Interest

Certain Conflict Resolution Measures

Term of Advisory Agreement

24.
It appears that your advisor may be entitled to a termination fee even if the advisory agreement is terminated by you for cause.  Please revise your disclosure to clarify.  Additionally, please include a risk factor specifically discussing this risk and revise your cover page and summary risk factors as applicable.

Response:  See pages 42, 50 and Exhibit 10.1. The disclosure has been revised to provide that the advisor will not be entitled to receive a subordinated participation fee if the advisory agreement is terminated by the Company for cause or by the advisor at a time when cause for termination exists, as such term is defined in the advisory agreement.  A revised copy of the advisory agreement has been filed as Exhibit 10.1.

Investment Objectives and Criteria

25.
You state that one of your investment objectives is to provide attractive and stable cash dividends.  We note the term ‘dividend’ indicates that the distributions come from income or profits.  As applicable, please revise throughout to refer to distributions and balance such disclosure to clarify, if true, that distributions are not guaranteed and you may pay distributions in excess of earnings and cash flow from operations, including paying distributions from offering proceeds.

Response:  See pages 6, 12 and 82.  The company does not intend to use offering proceeds or other reserves to pay distributions to investors and expects to only pay distributions from cash available from operations.  The prospectus has been revised to state this policy. We have revised the prospectus throughout to refer to distributions rather than dividends, as appropriate.

26.	Please revise your disclosure to state your policy as to the amount or percentage of assets that will be invested in any specific property. Refer to Item 13(a)(6) of Form S-11.

Response:  See page 55.  The Company does not have a percentage limit on investmen of assets but does expect to limit acquisitions to properties valued at from $2 to $10 million in early years in order to achieve diversity in the portfolio.

27.
We note that you intend to invest primarily in single tenant income-producing corporate properties which are leased to creditworthy tenants under long-term net leases.  Please revise your disclosure to clarify how you intend to assess the creditworthiness of your prospective tenants and how you intend to monitor your tenants’ creditworthiness on an ongoing basis subsequent to your entry into net leases.

Response: See page 55. We added a description of the Company’s policy on evaluating creditworthiness of tenants.

Financial Statements

28.	Please have Anton & Chia, LLP revise its report on the financial statements to identify the state in which it was issued.

Response The auditors’ report has been revised to state that it was issued in California.

Item 36.  Financial statements and Exhibits

29.
Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.  The draft opinions should be filed as EDGAR correspondence.

On behalf of the company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Strasburger & Price, LLP

/s/ Lee Polson